STATEMENT OF INVESTMENTS

General California Municipal Money Market Fund

February 29, 2008 (Unaudited)

Short-Term Investments--103.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--90.3%				
Alameda County Industrial Development Authority, Revenue (2923 Adeline Associates LLC Project) (LOC; Wells Fargo Bank)	3.25	3/7/08	1,015,000 a	1,015,000
Alameda County Industrial Development Authority, Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank)	3.10	3/7/08	2,830,000 a	2,830,000
Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank)	3.20	3/7/08	2,260,000 a	2,260,000
Alameda County Industrial Development Authority, Revenue (Pacific Paper Tube, Inc. Project) (LOC; Wells Fargo Bank)	3.25	3/7/08	2,175,000 a	2,175,000
Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System)	3.45	3/7/08	2,960,000 a	2,960,000
Alameda County Industrial Development Authority, Revenue (Spectrum Label Corporation Project) (LOC; Bank of the West)	2.60	3/7/08	3,250,000 a	3,250,000
Alameda County Industrial Development Authority, Revenue (Tool Family Partnership Project) (LOC; Wells Fargo Bank)	3.25	3/7/08	2,035,000 a	2,035,000
Alameda County Industrial Development Authority, Revenue (Unique Elevator Interiors, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	1,340,000 a	1,340,000
Alameda County Industrial Development Authority, Revenue (United Manufacturing Assembly, Inc. Project) (LOC; Wells Fargo Bank)	3.05	3/7/08	1,300,000 a	1,300,000
Alameda County Industrial Development Authority, Revenue				

(Wood Tech, Inc. Project) (LOC; Wells Fargo Bank)	3.25	3/7/08	1,925,000 a	1,925,000
Anaheim Public Financing Authority, Revenue (City of Anaheim Electric System Distribution Facilities) (Insured; MBIA and Liquidity Facility; Citibank NA)	3.47	3/7/08	14,400,000 a,b	14,400,000
California, CP (Liquidity Facility: Bayerische Landesbank, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale,	1.20	5/6/08	8,500,000	8,500,000
California, Economic Recovery Bonds	5.00	7/1/08	5,860,000	5,886,171
California, Economic Recovery Bonds	5.00	1/1/09	5,200,000	5,326,402
California, GO (LOC: JPMorgan Chase Bank and Westdeutsche Landesbank)	3.85	3/1/08	4,300,000 a	4,300,000
California, GO Notes (Kindergarten-University) (LOC: California State Teachers Retirement System and Citibank NA)	3.70	3/1/08	2,690,000 a	2,690,000
California, GO Notes (Kindergarten-University Public Education Facilities) (LOC: Citibank NA, National Australia Bank and State Street Bank and Trust Co.)	2.90	3/1/08	5,600,000 a	5,600,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.15	3/7/08	19,000,000 a	19,000,000
California, RAN	4.00	6/30/08	32,500,000	32,583,795
California Economic Development Financing Authority, IDR (Scientific Specialties Project) (LOC; Bank of America)	3.05	3/7/08	1,165,000 a	1,165,000
California Economic Development Financing Authority, IDR (Vortech Engineering, Inc. Project) (LOC; U.S. Bank NA)	3.10	3/7/08	2,165,000 a	2,165,000
California Enterprise Development Authority, IDR (Le Chef Bakery Project) (U.S. Bank NA)	3.28	3/7/08	7,300,000 a	7,300,000

California Enterprise Development Authority, IDR (Tri Tool Inc. Project) (LOC; Comerica Bank)	3.28	3/7/08	10,000,000 a	10,000,000
California Health Facilities Financing Authority, Insured Revenue (Southern California Presbyterian Homes) (Insured; MBIA and Liquidity Facility; Bank of America)	2.75	3/7/08	26,000,000 a	26,000,000
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	3.28	3/7/08	1,500,000 a	1,500,000
California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank)	3.28	3/7/08	1,697,050 a	1,697,050
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc. Project) (LOC; M&T Bank)	3.30	3/7/08	3,750,000 a	3,750,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	3.10	3/7/08	3,855,000 a	3,855,000
California Infrastructure and Economic Development Bank, IDR (Roller Bearing Company America Project) (LOC; Wachovia Bank)	3.23	3/7/08	2,400,000 a	2,400,000
California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Inc. Project) (LOC; California State Teachers Retirement System)	3.29	3/7/08	2,880,000 a	2,880,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	3.38	3/7/08	6,345,000 a	6,345,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	3.17	3/1/08	7,600,000 a	7,600,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	3.17	3/1/08	46,200,000 a	46,200,000
California Pollution Control Financing Authority, SWDR (Ag Resources, III LLC Project) (LOC; Key Bank)	3.35	3/7/08	2,780,000 a	2,780,000

California Pollution Control Financing Authority, SWDR (ALS Plastics Project) (LOC; Wells Fargo Bank)	3.26	3/7/08	2,300,000 a	2,300,000
California Pollution Control Financing Authority, SWDR (Bay Counties Waste Services, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	5,310,000 a	5,310,000
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	3.40	3/7/08	7,285,000 a	7,285,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	3.33	3/7/08	450,000 a	450,000
California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	925,000 a	925,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.38	3/7/08	3,395,000 a	3,395,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.38	3/7/08	7,840,000 a	7,840,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	3.38	3/7/08	18,310,000 a	18,310,000
California Pollution Control Financing Authority, SWDR (Desert Properties LLC Project) (LOC; Union Bank of California)	3.38	3/7/08	2,245,000 a	2,245,000
California Pollution Control Financing Authority, SWDR (Evergreen Distributors, Inc. Project) (LOC; California State Teachers Retirement System)	3.05	3/7/08	1,290,000 a	1,290,000
California Pollution Control Financing Authority, SWDR (Garden City Sanitation, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	8,220,000 a	8,220,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc Project) (LOC; Comerica Bank)	3.40	3/7/08	6,920,000 a	6,920,000
California Pollution Control Financing Authority, SWDR				

(GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	1,115,000 a	1,115,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	12,900,000 a	12,900,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	3.35	3/7/08	1,230,000 a	1,230,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	3.35	3/7/08	1,500,000 a	1,500,000
California Pollution Control Financing Authority, SWDR (Marin Sanitary Service Project) (LOC; Comerica Bank)	3.40	3/7/08	7,920,000 a	7,920,000
California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California)	3.40	3/7/08	3,560,000 a	3,560,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	4,355,000 a	4,355,000
California Pollution Control Financing Authority, SWDR (Mottra Corporation Project) (LOC; Wells Fargo Bank)	3.40	3/7/08	1,435,000 a	1,435,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.40	3/7/08	9,425,000 a	9,425,000
California Pollution Control Financing Authority, SWDR (Pena's Disposal Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	1,355,000 a	1,355,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	3.40	3/7/08	13,905,000 a	13,905,000
California Pollution Control Financing Authority, SWDR (Ratto Group Company Project) (LOC; Comerica Bank)	3.40	3/7/08	15,000,000 a	15,000,000
California Pollution Control Financing Authority, SWDR (South Lake Refuse Company, LLC Project) (LOC; Comerica Bank)	3.40	3/7/08	3,465,000 a	3,465,000

California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank)	3.40	3/7/08	725,000 [a]	725,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	5,491,000 [a]	5,491,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	5,400,000 [a]	5,400,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	3.40	3/7/08	2,920,000 [a]	2,920,000
California Pollution Control Financing Authority, SWDR (West Valley MRF, LLC Project) (LOC; Union Bank of California)	3.40	3/7/08	5,200,000 [a]	5,200,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (Insured; AMBAC)	4.25	7/1/08	11,315,000	11,340,623
California State University Trustees, Systemwide Revenue (Insured; MBIA and Morgan Stanley Bank)	3.31	3/7/08	6,840,000 [a,b]	6,840,000
California Statewide Communities Development Authority, California Communities TRAN Program Note Participations (Certain Local Agencies) (Insured; FSA)	4.50	6/30/08	10,000,000	10,027,425
California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West)	3.10	3/7/08	3,800,000 [a]	3,800,000
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	3.25	3/7/08	3,700,000 [a]	3,700,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	3.90	3/7/08	4,600,000 [a]	4,600,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB)	3.25	3/7/08	3,385,000 [a]	3,385,000
California Statewide Communities				

Development Authority, MFHR (Villa Paseo Senior Residences Project) (LOC; FHLB)	3.06	3/7/08	4,000,000 [a]	4,000,000
Commerce Joint Powers Financing Authority, IDR (Precision Wire Products, Inc. Project) (LOC; Bank of America)	3.05	3/7/08	1,215,000 [a]	1,215,000
Contra Costa County, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	3.22	3/7/08	1,445,000 [a]	1,445,000
Contra Costa County, MFHR (Pleasant Hill BART Transit Village Apartments Project) (Insured; XLCA)	3.65	8/1/08	10,000,000	10,000,000
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.34	3/7/08	10,926,077 [a,b]	10,926,077
FHLMC Multifamily Certificates, Revenue (Insured; FHLMC and Liquidity Facility; FHLMC)	3.34	3/7/08	28,049,315 [a,b]	28,049,315
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	3.31	3/7/08	2,500,000 [a,b]	2,500,000
Hemet Unified School District, COP (School Facilities Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	6.25	3/7/08	13,300,000 [a]	13,300,000
Los Angeles County School and Community College Districts, Pooled TRAN Participation Certificates (Los Angeles County Schools Pooled Financing Program)	4.50	6/30/08	7,500,000	7,521,042
Los Angeles Department of Airports, Airport Revenue, CP (Los Angeles International Airport) (LOC: Citibank NA and State Street Bank and Trust Co.)	1.45	3/13/08	6,800,000	6,800,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel, Inc. Project) (LOC; Comerica Bank)	3.15	3/7/08	1,855,000 [a]	1,855,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Green Farms, Inc. Project) (LOC; Comerica Bank)	3.15	3/7/08	3,000,000 [a]	3,000,000
Los Angeles Industrial Development Authority, Empowerment Zone				

Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System)	3.15	3/7/08	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, IDR (Delta Tau Data Systems Inc. Project) (LOC; California State Teachers Retirement System)	3.15	3/7/08	4,570,000 a	4,570,000
Los Angeles Industrial Development Authority, IDR (Wing Hing Noodle Company Project) (LOC; Comerica Bank)	3.15	3/7/08	1,855,000 a	1,855,000
Los Angeles Unified School District, COP, Refunding (Administration Building Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	9.94	3/7/08	21,000,000 a	21,000,000
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.18	3/7/08	18,095,000 a,b	18,095,000
Macon Trust Various Certificates (Tustin Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.18	3/7/08	13,095,000 a,b	13,095,000
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Insured; AMBAC and Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	6.50	3/1/08	29,300,000 a	29,300,000
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	5.76	3/7/08	2,200,000 a,b	2,200,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.38	3/7/08	4,175,000 a,b	4,175,000
Puttable Floating Option Tax Exempt Receipts (San Jose				

Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Insured; FHLMC and Liquidity Facility; FHLMC)	5.36	3/7/08	12,000,000 a,b	12,000,000
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	3.12	3/7/08	2,370,000 a	2,370,000
Riverside County Industrial Development Authority, IDR (Computrus, Inc. Project) (LOC; Wells Fargo Bank)	3.26	3/7/08	1,550,000 a	1,550,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement System)	3.26	3/7/08	4,275,000 a	4,275,000
Sacramento County Housing Authority, MFHR (Breckenridge Village Apartments) (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	3.36	3/7/08	7,690,000 a,b	7,690,000
Sacramento Metropolitan Fire District, GO Notes, TRAN	4.25	6/30/08	15,000,000	15,026,300
San Diego County and School District, TRAN (Note Program Note Participations)	4.50	6/30/08	20,000,000	20,056,133
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.18	3/7/08	14,780,000 a,b	14,780,000
San Francisco City and County Redevelopment Financing Authority, Tax Allocation Revenue, Refunding (San Francisco Redevelopment Projects) (Insured; MBIA)	5.00	8/1/08	4,000,000	4,026,108
San Jose, Airport Revenue, Refunding (Insured; FSA)	5.00	3/1/08	3,180,000	3,180,000
San Pablo Redevelopment Agency, Subordinate Tax Allocation Revenue (Tenth Township Redevelopment Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	6.50	3/1/08	13,900,000 a	13,900,000
Santa Clara County Housing Authority, MFHR, Refunding (Willows Apartments) (LOC; Union Bank of California)	3.02	3/7/08	4,284,000 a	4,284,000

Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	3.60	3/1/08	4,000,000 a	4,000,000
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup and LOC; Citigroup)	3.23	3/7/08	2,000,000 a,b	2,000,000

U.S. Related--13.2%

Puerto Rico Aqueduct and Sewer Authority, Revenue (Liquidity Facility; Citibank NA and LOC; Citibank NA)	3.22	3/7/08	54,200,000 a,b	54,200,000
Puerto Rico Commonwealth, Public Improvement GO Notes, Refunding (Insured; FGIC)	5.00	7/1/08	5,000,000	5,020,733
Puerto Rico Commonwealth, TRAN (LOC: Banco Bilbao Vizcaya Argentaria S.A., Banco Santander S.A., Bank of Nova Scotia, BNP Paribas, Dexia Credit Locale, Fortis Bank and KBC Bank)	4.25	7/30/08	28,800,000	28,898,967
Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.76	3/7/08	10,750,000 a,b	10,750,000
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue, Refunding (Insured; AMBAC)	5.50	7/1/08	5,500,000	5,538,313
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	3.18	3/7/08	4,940,000 a,b	4,940,000

Total Investments (cost $856,484,454)		**103.5%**	**856,484,454**
Liabilities, Less Cash and Receivables		**(3.5%)**	**(29,270,928)**
Net Assets		**100.0%**	**827,213,526**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $206,640,392 or 25.0% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of February 29, 2008 in valuing the fund's assets carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	0	0
Level 2 - Other Significant Observable Inputs	856,484,454	0
Level 3 - Significant Unobservable Inputs	0	0
Total	856,484,454	0

* Other financial instruments include futures, forwards and swap contracts.